

Mailstop 4628

September 8, 2016

Via E-mail
Ms. Beverley A. Babcock
Principal Financial Officer
Imperial Oil Limited
505 Quarry Park Boulevard S.E.
Calgary, Alberta, Canada T2C 5N1

> **Re: Imperial Oil Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 0-12014**

Dear Ms. Babcock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 3

Proved Undeveloped Reserves, page 5

1.   The disclosure relating to the changes in your proved undeveloped reserves indicates the "decreased proved undeveloped bitumen reserves in 2015 were "largely" due to the start-up of the Kearl expansion project, resulting in a transfer of proved undeveloped reserves to proved developed reserves." To comply with Item 1203(b) of Regulation S-K, your disclosure should reconcile the overall change in the net quantities by separately identifying and quantifying each factor that contributed to a material change in your proved undeveloped reserves so that the change in net reserves between periods is fully

explained. To the extent that two or more factors contribute to a material change, you should indicate the net amount attributable to each factor.

Please expand your disclosure to quantify the changes in net reserves accompanied by a narrative explanation relating to such individual factors as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions, divestitures and the net reserves converted during 2015 from proved undeveloped to proved developed.

2.   Your disclosure indicates the proved undeveloped reserves that have remained undeveloped for five years or more were not material to the Company's total proved reserves. Please expand your disclosure to clarify the extent to which those reserves are material to the Company's total proved undeveloped reserves as of December 31, 2015. As part of your expanded disclosure, clearly explain the reasons for a time period longer than five years to convert these reserves to developed status. Your discussion should relate the anticipated timing of converting these reserves to the associated activities resulting in their conversion to developed status. Refer to Item 1203(d) of Regulation S-K.

Management's Discussion and Analysis

Critical Accounting Estimates, page 45

Impact of Oil and Gas Reserves and Prices and Margins on Testing for Impairment , page 46

3.   You disclose that in light of continued weakness in the upstream industry environment in late 2015, you undertook an effort to assess your major long-lived assets most at risk for potential impairment. You further disclose that the results indicate that the future undiscounted cash flows associated with these assets substantially exceed their carrying values, and that the assessment reflects crude and natural gas prices that are generally consistent with the long-term price forecasts published by third-party industry experts.

Please tell us in more details the pricing assumptions used in your asset impairment assessment including:

• The specific prices and time periods used, as well as the basis for each;

• How the prices reflect the external evidence represented by current prices at and around December 31, 2015, including how they are "generally consistent" with published long-term prices;

• How the prices were used to develop cash flow projections, both for near-term and longer-term years; and,

• How the prices compared to the prices used in your most recent budgets or forecasts approved by management.

Ms. Beverley A. Babcock
Imperial Oil Limited
September 8, 2016

As part of your response, explain how your use of these prices takes into consideration the requirements of FASB ASC paragraphs 360-10-35-29 to 35.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 56

Note 1 - Summary of Accounting Policies - Property, Plant and Equipment

4.   Regarding the disclosure "In the event that the unit-of-production method does not result in an equitable allocation of cost over the economic life of an upstream asset, an alternative such as the straight-line method is used", tell us the following:

- Explain to us how you determine whether an allocation of cost is "equitable";

- Identify any specific properties to which this policy has been applied, and describe the reasons why the unit-of-production method did not result in an "equitable" allocation of cost; and,

- Describe the specific alternative methods used for the specific properties to which any such methods were applied.

5.   Your disclosure indicates that you do not view "temporarily" low prices or margins as a trigger event for conducting impairment tests. Expand this disclosure to clarify how you determine whether low prices or margins are temporary and to explain how you consider items such as the decrease in your standardized measure between December 31, 2014 and December 31, 2015 or the recurring quarterly losses reported in your US upstream operations during 2015 and the first half of 2016 in assessing whether a triggering event has occurred.

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page 78

Net Proved Reserves, page 80

6.   Expand your narrative description of the changes in total proved reserves due to revisions for the period ending December 31, 2015 to separately identify and quantify each factor that contributed to the change so that the significant change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. For example, as part of the explanation relating to revisions in previous estimates of reserves, you should identify and quantify such factors as the change caused by commodity prices, including the revision attributable to a change in the royalty obligation, well performance, and all other individual factors as necessary to

reconcile the overall change attributable to the line item. Refer to FASB ASC 932-235-50-5.

7.   Expand your disclosure to include a narrative explanation of the significant changes in total proved reserves consistent with the disclosure of a tabular reconciliation of such changes for the period ending December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang - Staff Accountant at (202) 551-3867 or Brad Skinner - Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources